UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 (Amendment No.   )

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☐   Preliminary Proxy Statement

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☐   Definitive Proxy Statement

☒   Definitive Additional Materials

☐   Soliciting Material Pursuant to Section 240.14a-12

McDonald's Corporation
(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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*** Exercise Your *Right* to Vote ***

IMPORTANT NOTICE Regarding the Availability of Proxy Materials for the McDonald's Annual Shareholders' Meeting to be Held on May 19, 2011.

McDONALD'S CORPORATION



C/O McDONALD'S CORPORATION
POST OFFICE BOX 9112
FARMINGDALE, NY 11735-9544

Annual Shareholders' Meeting Information	
Date:	05/19/11
Time:	9:00 a.m. Central Time
Location:	Prairie Ballroom at The Lodge
	McDonald's Office Campus
	2815 Jorie Boulevard
	Oak Brook, Illinois 60523

Listen to the live webcast on *www.investor.mcdonalds.com*.

Shareholders must **pre-register** to attend the meeting, information is available in the Proxy Statement.

You are receiving this communication because you hold shares in the company named above.

This is not a ballot. You cannot use this notice to vote these shares. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet or by mail. You may view the proxy materials online at *www.proxyvote.com.* Paper or e-mail proxy materials are available at no charge (see reverse side).

We encourage you to access and review all of the important information contained in the proxy materials before voting.

See the reverse side of this notice for information on how to obtain proxy materials and for voting instructions.

— Before You Vote —
How to Access the Proxy Materials

Proxy Materials Available to VIEW or RECEIVE at _www.proxyvote.com_:

NOTICE AND PROXY STATEMENT   2010 ANNUAL REPORT

How to View Online:

Have the information that is printed in the box marked by the arrow ➜ `XXXX XXXX XXXX` (located on the following page) and visit: _www.proxyvote.com_.

How to Request and Receive a PAPER or E-MAIL Copy:

For timely delivery, choose one of the following methods by May 5, 2011 to request a paper copy of the proxy materials.

1) _BY INTERNET_: _www.proxyvote.com_
2) _BY TELEPHONE_: 1-800-579-1639
3) _BY E-MAIL_: Send a blank e-mail with the information that is printed in the box marked by the arrow ➜ `XXXX XXXX XXXX` (located on the following page) in the subject line to sendmaterial@proxyvote.com.

To request and receive an electronic copy of the proxy materials by e-mail, log onto _www.proxyvote.com_ and follow the online instructions.

— How To Vote —
To Access a Form of Proxy Choose One of the Following Voting Methods

Vote In Person: Ballots will be available to Shareholders attending the live meeting. **You will need to pre-register with McDonald's to attend the meeting.** Please review the Ticket Reservation and Admission Policy regarding meeting attendance in the Proxy Statement, which is available at _www.proxyvote.com_. Directions to the meeting are available at _www.investor.mcdonalds.com_.

Vote By Internet: To vote by Internet, go to _www.proxyvote.com_. Have the information that is printed in the box marked by the arrow ➜ `XXXX XXXX XXXX` available and follow the instructions to vote these shares by submitting a proxy via the Internet.

Vote By Mail: You can vote by mail by requesting a paper copy of the materials, which will include a proxy card.

Vote By Telephone: You can vote by telephone by requesting a paper copy of the materials, which will include a proxy card that will provide instructions to vote these shares by proxy via the telephone.

Voting Items

This is not a ballot or a proxy. You cannot use this notice to vote these shares.

The Board of Directors recommends a vote **FOR** the Board's nominees.

1. Election of Directors (5 nominees)

The Board of Directors recommends a vote **FOR** proposals 2 and 3.

2. Advisory vote on the approval of the appointment of an independent registered public accounting firm to serve as independent auditors for 2011.

3. Advisory vote on executive compensation.

The Board of Directors recommends you vote **1 year** on the following proposal:

4. Advisory vote on the frequency of future advisory votes on executive compensation.

The Board of Directors recommends a vote **FOR** proposals 5, 6 and 7.

5. Eliminate super-majority voting requirements in Article Twelfth of our Restated Certificate of Incorporation by repealing such article (Transactions with Interested Shareholders).

6. Eliminate super-majority voting requirements in Article Thirteenth of our Restated Certificate of Incorporation (Board of Directors).

7. Eliminate super-majority voting requirement in Article Fourteenth of our Restated Certificate of Incorporation (Shareholder Action).

The Board of Directors recommends a vote **AGAINST** proposals 8, 9, 10 and 11.

8. Advisory vote on shareholder proposal relating to classified board.

9. Advisory vote on shareholder proposal relating to the use of controlled atmosphere stunning.

10. Advisory vote on shareholder proposal relating to a report on children's nutrition.

11. Advisory vote on shareholder proposal relating to beverage containers.

M29612-P07373